Depositor: TIAA-CREF Life Insurance Company

Registrant: TIAA-CREF Life Separate Account VLI-1

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Contact:

Kenneth W. Reitz

Associate General Counsel

Office: 704-988-4455

Fax: 704-988-1615

E-mail: kreitz@tiaa-cref.org

April 26, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Kosoff – Office of Insurance Products

Re:	TIAA-CREF Life Separate Account VLI-1 (“Registrant”)
File Nos. 333-149714
POST-EFFECTIVE AMENDMENT #2 REGISTRATION filed on Form S-1
Request for Accelerated Effective Date for this Registration
Intelligent Horizon Annuity Contract

Dear Commissioners and Mr. Kosoff:

For the above referenced Registrant, this request relates to the post-effective amendment #2 to the initial registration statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), submitted as correspondence via EDGAR to the Commission today (April 23, 2009). The Registration Statement relates to certain individual flexible premium modified guaranteed annuity contracts (the “Contract”) to be offered following effectiveness of the Registration Statement.

Registrant requests an accelerated effective date for this registration of May 1, 2010.

LIMITED SCOPE OF CHANGES TO THE PROSPECTUS

The only changes reflected in this registration from the May 1, 2009 registration are the insertion into the Form S-1 of required information previously incorporated by reference to the registrations 10k and 10q reports – reports registrant is no longer required to submit, and the updating of financial statements and certain other information not affecting the contract terms. A courtesy marked copy of these changes was previously provided to Mr. Kosoff on April 21.

All other provisions to the contract prospectus remain unchanged.

TANDY REPRESENTATIONS

The Registrant hereby acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

File No. 333-149714. Post-Effective Amendment #2

Investment Horizon Annuity contract

WE REQUEST ACCELERATION OF THE EFFECTIVE DATE OF THIS REGISTRATION TO MAY 1, 2010.

If you have any question concerning this filing, please contact our counsel, Ken Reitz, by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org.

Respectfully Submitted,

/s/ Eric T. Jones

Eric T. Jones

Chairman, President and Chief Executive Officer

TIAA-CREF Life Insurance Company

File No. 333-149714. Post-Effective Amendment #2

Investment Horizon Annuity contract